Avantor, Inc. 100 Matsonford Road Building One , Suite 200 Radnor, PA 19087 T 1- 610 - 386 - 1700 April 27, 2026 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Al Pavot Ms. Tracey Houser Re: Avantor, Inc. Form 10-K for the Fiscal Year Ended December 31, 2025 Form 8-K furnished on February 11, 2026 File No. 001-38912 Dear Mr. Pavot and Ms. Houser: Avantor, Inc. (the “Company”) is responding to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 13, 2026, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Commission on February 11, 2026 (the “Form 10-K”), and the Company’s Current Report on Form 8-K, furnished with the Commission on February 11, 2026 (the “Form 8-K”). For ease of reference, the Staff’s comments appear in bold immediately preceding the Company’s responses. Page references included below are to those contained in the Form 10-K or Form 8-K, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K or Form 8-K, as applicable. Form 8-K Filed February 11, 2026 Exhibit 99.1 1. We note your presentation of adjusted operating income, adjusted operating income margin, and adjusted net leverage without also presenting the most directly comparable financial measure calculated and presented in accordance with US GAAP. Please confirm that you will provide the disclosures required by Item 10(e)(1)(i)(A) of Regulation S-K for each non-GAAP measure presented.

page | 2 Response: The Company respectfully acknowledges the Staff’s comment and confirms that, in future earnings releases furnished under Item 2.02 of Form 8-K and in other applicable filings, it will present, with equal or greater prominence, the most directly comparable U.S. GAAP financial measure(s) for each non-GAAP financial measure presented, in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. Form 10-K for Fiscal Year Ended December 31, 2025 Item 7. Management's discussion and analysis of financial condition and results of operations Reconciliations of non-GAAP measures, page 37 2. We note your adjustment for transformation expenses for your non-GAAP performance measures, which you note are primarily related to the cost of external advisors. Please provide us with a specific description of the nature of the activities performed by the external advisor and address why these expenses are not related to your operations and revenue generating activities. Refer to Question 100.01 of the Corporation Finance Interpretations for Non-GAAP Financial Measures for guidance. Response: The Company respectfully acknowledges the Staff’s comment and the guidance set forth in Question 100.01 of the Non-GAAP Financial Measures Corporation Finance Interpretations, which provides that certain adjustments, although not explicitly prohibited, may be misleading if they eliminate normal, recurring, cash operating expenses necessary to operate a registrant’s business. Cost Transformation Initiative Overview and Timeframe As disclosed in the Company’s Form 10-K, the transformation expenses excluded from Adjusted EBITDA and Adjusted Operating Income relate to incremental costs directly associated with a defined, enterprise-wide cost transformation initiative that commenced following the Company’s transition to a revised operating model effective January 1, 2024 and concluded on December 31, 2025. The conclusion of the initiative and ending of related external advisory engagements were previously communicated to the Board of Directors, and no transformation costs are included in management’s 2026 operating plan, budget, or forward-looking forecasts. Accordingly, there will not be any expenses or adjustments related to this cost transformation initiative that recur in future periods, beginning with the Company’s quarter ended March 31, 2026. As publicly communicated at the Company’s December 8, 2023 Investor Day, the cost transformation initiative was organized around four pillars; organizational efficiency, footprint optimization, reduced cost-to-serve, and procurement savings, and was designed to drive structural improvements to the Company’s cost base and operating model through a finite set of initiatives. Transformation expenses principally consisted of incremental external third-party consulting and advisory costs directly attributable to the initiative and incurred to design and implement non-recurring structural changes. External advisors performed discrete, time-bound activities such as diagnostic assessments, current-state and future-state operating model and organizational design,

page | 3 process and footprint redesign, implementation roadmaps, and project management office services. These advisors were not engaged to perform routine operating activities, manage day-to-day commercial or supply chain execution, participate in revenue-generating activities (including sales and order generation), or provide ongoing outsourced services. For these reasons, management believes excluding these costs from non-GAAP performance measures provides investors with a meaningful view of underlying operating performance and does not eliminate normal, recurring cash operating expenses necessary to operate the business. Rationale for Exclusion from Non-GAAP Measures Management believes that excluding transformation expenses provides investors with a meaningful view of the Company’s underlying operating performance by improving period-to-period comparability and isolating costs associated with a discrete, enterprise-wide cost transformation initiative from the results of ongoing operations. Because these costs were initiative-specific and incurred over a finite implementation period, management does not believe their exclusion results in non-GAAP measures that are misleading under Question 100.01. Critical Accounting Policies, page 42 3. Please expand your disclosure on page 44 to quantify the remaining carrying value of the Distribution reporting unit and how much of that amount is comprised of goodwill. Please also expand your disclosure to fully describe the changes in operating results of your Distribution reporting unit that precipitated the impairment charge. Such disclosure is necessary for readers to fully understand the magnitude of the remaining assets at risk as well as the specific operating performance factors that could reasonably cause another impairment charge. See Item 303(a) of Regulation S-K. Response: The Company respectfully acknowledges the Staff’s comment and advises that it will revise its goodwill‐related disclosures in the Critical Accounting Policies and Estimates section in future filings beginning with its Form 10-Q for the quarter ended March 31, 2026 to address the Staff’s comments. Specifically, the Company will expand its Critical Accounting Policies and Estimates disclosure to: • Quantify the remaining carrying value of the Distribution reporting unit, the amount of goodwill included therein, and the percentage by which fair value exceeded carrying value as of the date of the most recent test; • Describe the operating performance trends and changes in assumptions that adversely affected the reporting unit and led to the impairment measurement; and • Explain the sensitivity of the remaining goodwill to adverse changes in operating performance, discount rates, and market conditions, as well as the circumstances that could reasonably result in a future impairment charge.

page | 4 We believe the revised disclosure will address the Staff’s comments, including providing an understanding of the magnitude of remaining assets at risk and the key operating and valuation factors affecting the goodwill balance, consistent with Item 303(a) of Regulation S-K. ****************** We hope that our letter has addressed the Staff’s comments. If you have any questions or require any additional information with respect to the above, please call the undersigned at 215.353.8184. Very truly yours, /s/ Steven Eck Steven Eck Senior Vice President, Chief Accounting Officer cc: Claudius O. Sokenu, Executive Vice President, Chief Legal and Compliance Officer and Corporate Secretary Richard Alsop, Allen Overy Shearman Sterling US LLP Erika Kent, Allen Overy Shearman Sterling US LLP